EXHIBIT 11

COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended March 31,
	2007	2006
	(Dollars in thousands, except per share data)
	(unaudited)
Net Income	$807	$738

Weighted Average Shares Outstanding	2,748,769	1,890,552

Basic Earnings Per Share	$0.29	$0.39

Net Income	$807	$738

Weighted Average Shares Outstanding	2,748,769	1,890,552
Net Effect of Dilutive Stock Options	17,335	50,991

Weighted Average Diluted Shares Outstanding	2,766,104	1,941,543

Diluted Earnings Per Share	$0.29	$0.38